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SEC
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FEB 13 2019

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19005513

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Visun Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8840 North Lodgewood Road
(No. and Street)

River Hills	Wisconsin	53217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vish R. Naik — 262-879-0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting and Professional Services, LLC
(Name – *if individual, state last, first, middle name*)

4811 South 76th Street, Suite 415	Greenfield	Wisconsin	53092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSHUA SCHMUCK NOTARY PUBLIC STATE OF WISCONSIN

Vish R. Naik
Signature

President
Title

Joshua Schmuck
Notary Public

State of Wisconsin County of Milwaukee
Expires: Nov 17, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Visun Securities Corporation
River Hills, Wisconsin

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have audited the accompanying statement of financial condition of Visun Securities Corporation as of December 31, 2018, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Visun Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visun Securities Corporation as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Visun Securities Corporation's financial statements. The supplemental information is the responsibility of Visun Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jendrach Accounting & Professional Services, LLC

Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February 1, 2019

We have audited this firm for three years including this year.

VISUN SECURITIES CORPORATION
BALANCE SHEET

JANUARY 9, 2019

DECEMBER 31, 2018

ASSETS

CURRENT ASSETS			
PNC - CHECKING	$	1,438.17	
AF - USG MMKT		3,014.55	
AF - FUNDAMENTAL INVESTORS		14,910.55	
PREPAID EXPENSES		1,495.00	
TOTAL CURRENT ASSETS			20,858.27
PROPERTY AND EQUIPMENT			
FURNITURE & FIXURES		3,036.19	
COMPUTER SOFTWARE		2,838.77	
CUSTOMER LIST		1,500.00	
LESS ACCUMULATED DEPRICIATIO		(7,374.96)	
GOODWILL - D.SWENSON		10,000.00	
LESS ACCUMULATED AMORTIZATI		(5,999.76)	
TOTAL PROPERTY AND EQUIPMENT			4,000.24
OTHER ASSETS			
TOTAL OTHER ASSETS			0.00
TOTAL ASSETS		$	24,858.51

LIABILITIES AND CAPITAL

CURRENT LIABILITIES			
STATE PAYROLL TAXES PAYABLE	$	1,004.46	
FEDERAL PAYROLL TAXES PAYABL		(222.44)	
TOTAL CURRENT LIABILITIES			782.02
LONG-TERM LIABILITIES			
TOTAL LONG-TERM LIABILITIES			0.00
TOTAL LIABILITIES			782.02
CAPITAL			
CAPITOL STOCK		10,000.00	
RETAINED EARNINGS		15,648.46	
ADD. PAID IN CAPITAL		3,000.00	
NET INCOME		(4,571.97)	
TOTAL CAPITAL			24,076.49
TOTAL LIABILITIES & CAPITAL		$	24,858.51

VISUN SECURITIES CORPORATION
INCOME STATEMENT
FOR THE TWELVE MONTHS ENDING DECEMBER 31, 2018

	Current Month		Year to Date	
REVENUES				
MF - NEW PURCHASE	$ 213.70	5.75	$ 4,966.41	8.28
MF - 12B-1 FEE	5,201.58	139.89	40,403.27	67.35
VARIABLE ANNUITY	450.82	12.12	16,794.91	28.00
INTEREST INCOME	163.92	4.41	326.19	0.54
G/(L) ON SALE OF ASSET	(2,311.64)	(62.17)	(2,500.79)	(4.17)
TOTAL REVENUES	3,718.38	100.00	59,989.99	100.00
COST OF SALES				
TOTAL COST OF SALES	0.00	0.00	0.00	0.00
GROSS PROFIT	3,718.38	100.00	59,989.99	100.00
EXPENSES				
BANK CHARGES	0.00	0.00	24.00	0.04
INSURANCE	0.00	0.00	621.00	1.04
LICENSES & REGISTRATION	0.00	0.00	1,761.20	2.94
OFFICE SUPPLIES	(56.34)	(1.52)	344.20	0.57
REPAIRS & MAINTENANCE	0.00	0.00	68.11	0.11
TELEPHONE	59.89	1.61	700.57	1.17
PROFESSIONAL FEES	1,000.00	26.89	6,100.00	10.17
WAGES EXPENSE	5,000.00	134.47	49,023.09	81.72
FEDERAL PAYROLL TAXES	382.50	10.29	3,749.77	6.25
STATE UNEMPLOYMENT TAXES	0.00	0.00	16.80	0.03
FEDERAL UNEMPLOYMENT TAXES	0.00	0.00	42.00	0.07
AMORTIZATION	166.66	4.48	1,999.92	3.33
MISCELLANEOUS	0.00	0.00	111.30	0.19
TOTAL EXPENSES	6,552.71	176.22	64,561.96	107.62
NET INCOME	$ (2,834.33)	(76.22)	$ (4,571.97)	(7.62)

VISUN SECURITIES CORPORATION
STATEMENT OF CASH FLOW
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2018

		Current Month		Year to Date
CASH FLOWS FROM OPERATING ACTIVITIES				
NET INCOME	$	(2,834.33)	$	(4,571.97)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES				
AF - USG MMKT		13,090.93		14,085.15
AF - FUNDAMENTAL INVESTORS		(14,910.55)		(14,910.55)
PREPAID EXPENSES		0.00		(485.00)
STATE PAYROLL TAXES PAYABLE		286.08		42.75
FEDERAL PAYROLL TAXES PAYABLE		705.54		(266.93)
TOTAL ADJUSTMENTS		(828.00)		(1,534.58)
NET CASH PROVIDED BY OPERATIONS		(3,662.33)		(6,106.55)
CASH FLOWS FROM INVESTING ACTIVITIES				
USED FOR				
NET CASH USED IN INVESTING		0.00		0.00
CASH FLOWS FROM FINANCING ACTIVITIES				
PROCEEDS FROM				
UNREALIZED GAIN (LOSS)		4,397.31		4,718.81
ADD. PAID IN CAPITAL		3,000.00		3,000.00
USED FOR				
UNREALIZED GAIN (LOSS)		(3,429.97)		(4,718.81)
NET CASH USED IN FINANCING		3,967.34		3,000.00
NET INCREASE <DECREASE> IN CASH	$	305.01	$	(3,106.55)

SUMMARY				
CASH BALANCE AT END OF PERIOD	$	1,438.17	$	1,438.17
CASH BALANCE AT BEG OF PERIOD		(966.50)		(2,544.80)
NET INCREASE <DECREASE> IN CASH	$	471.67	$	(1,106.63)

NET CAPITAL COMPUTATION AS OF: December 2018

Assets	Allowable	Non Allowable	Total		Haircut		
PNC Checking	$1,438.17		$1,438.17				
AF - USG Money Market	$3,014.55		$3,014.55	AF USG MMKt	$3,014.55	2%	$60.29
AF- Fundamental Investors	$14,910.55		$14,910.55	AF-Fund Inv	$14,910.55	15%	$2,236.58
Concession receivable	$0.00		$0.00	TOTAL HAIRCUT			$2,296.87
Bnotes Receivable-Officer							
Fixed Assets		$4,000.24	$4,000.24				
Prepaid Taxes/Expenses		$1,495.00	$1,495.00		ALERT		
Security Deposit			$0.00		# TRADES YTD		
TOTAL	$19,363.27	$5,495.24	$24,858.51		4		

Commission Receivable	Allowable	Non Allowable	
	<30 days	>30 days	Total
MF	$0.00	$0.00	$0.00
VA	$0.00	$0.00	$0.00
VL	$0.00	$0.00	$0.00
TOTAL	$0.00	$0.00	$0.00

Liabilities	A.I.	Non A.I.	Total	Net Capital Computation	
Concession Payable	$0.00		$0.00	Assets	$24,858.51
Current Accounts Payable	$0.00		$0.00	Less Liabilities	$782.02
Subordinated Loan			$0.00		
S.S. and Taxes	$782.02		$782.02	NET WORTH	$24,076.49
Accrued Expense			$0.00	Less NA Assets	$5,495.24
			$0.00	Adjusted N.C.	$18,581.25
			$0.00	Less Haircuts	$2,296.87
			$0.00	NET CAPITAL	$16,284.38
			$0.00	Less Min or AI (6 2/3%)	$5,000.00
TOTAL	$782.02	$0.00	$782.02	EXCESS N.C.	$11,284.38

1,2,3 Commissions received on var annuities and var life are considered allowable, to the extent that they are payable (by written contract in Reg Rep Agreement)

4 Subordinated Loan was pre-paid on Nov. 26, 2012

Rule 15c3-3 under k(1)

Percentage of AI / Net Capital = $782.02 / $16,284.38 = **4.80%**

Visun Securities Corporation
Statement of Changes In Stockholder's Equity
Year Ended December 31, 2018

	Common Stock	Retained Earnngs	Total Stockholder's Equity
Balance, December 31, 2017	$ 10,000	$ 15,648	$ 25,648
Paid In Capital	3,000	-	3,000
Net Income	-	(4,572)	(4,572)
Balance, December 31, 2018	$ 13,000	$ 11,076	$ 24,076

Visun Securities Corporation
Notes to Financial Statements
Year Ended December 31, 2018

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on March 11, 1983.
The Company is registered with the Securities and Exchange Commission (as of 07/17/1984) and with FINRA (as of 09/19/1984). It is a member of:
(i) the Financial Industry Regulatory Authority, or FINRA (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. (NASD and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and
(ii) the Securities Investor Protection Corporation (SIPC).
The Company's principal business activities consist of the sale of mutual funds and annuities.

Use of Estimates

The preparation of financial statements in conformity with GAAP principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market funds and deposits with banks.
The Company occasionally invests its cash in stock mutual funds. It applies a haircut of 15% when fully invested in a stock mutual fund and 2% when the money is transferred to a Government securities mutual fund money market. The total number of trades was four during the 2018 period. At December 31, 2017 the Company maintained all its cash at one financial institution (PNC Bank checking account, and no haircut was recorded) which never exceeded federally-insured limits.

Equipment

Equipment is recorded at cost and expenditures for additions and improvements, if material, are generally capitalized. Normal repairs and maintenance are expensed. The cost of assets sold or retired, and the related accumulated depreciation are eliminated from the accounts in the year of disposition. Any reflected gain or loss is reflected currently in the statement of income.

The cost of equipment is depreciated over the estimated useful lives of the related assets using the straight-line method for book purposes. All equipment was fully depreciated at the beginning of the year.

Income Taxes

As of December 31, 2018, the Company recorded no provision for income taxes as there is a loss carry forward. There were no significant differences between financial and tax reporting.

The Company is no longer subject to U.S. Federal income tax examinations for years ending before December 31, 2011. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2010.

Visun Securities Corporation
Notes to Financial Statements
Year Ended December 31, 2018

Note 2 – Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2018, the Company's minimum net capital and required net capital were $ 16,284 and $ 5,000, respectively. **The ratio of aggregate indebtedness to net capital was 4.80%.**

Note 3 – Common Stock

As of December 31, 2018, common stock consisted of 10,000 authorized, 10,000 issued and outstanding, no par value shares.

Note 3 a – Additional paid-in capital

As of December 24, 2018, additional paid-in capital was $ 3,000. In view of the extreme market volatility and the required 15% haircut for a significant portion of the assets, the Board of Directors approved the addition of $ 3,000 as additional paid-in capital loan to Visun Securities Corporation. This was a pre-cautionary move to alleviate any problem to the AI/Net Capital ratio.

Note 4 – Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2018. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.
The Company paid off its subordinated loan, after approval from FINRA, on November 26, 2012.

Note 5 – Subsequent Events

The Company has reviewed the results of operations for the period from its year ended December 31, 2018 the date which financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 6 - Goodwill

During the year ended December 31, 2015 the Company purchased the Book of Business of one of the Company's previous registered representative. As part of the purchase of the goodwill the former representative received $ 10,000. Goodwill as of December 31, 2018 was $ 4,000, based upon what was paid. The goodwill is tested f0r impairment at the reporting unit level. As of December 31, 2018, no impairment was found.

Jendrach Accounting And Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Visun Securities Corporation

River Hills, Wisconsin

We have reviewed management's statements, included in the accompanying Visun Securities Corporation, in which Visun Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Visun Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and Visun Securities Corporation stated that Visun Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Visun Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Visun Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jendrach Accounting & Professional Services, LLC

Jendrach Accounting & Professional Services, LLC
February 1, 2019
Milwaukee, Wisconsin

VISUN SECURITIES CORPORATION

Exemption Statement

A. Net Capital Rule

Visun Securities Corporation (VSC) is a limited Broker/Dealer (B/D) operating under provisions of Rule 15c 3-1, **the Net Capital Rule.** Under this rule it will maintain a minimum Net Capital requirement of $ 5,000 pursuant to SEC Rule 15c 3-1, paragraphs (a)(2)(i) and (a)(2)(vi) the Net Capital Rule.

B. Exemption Requirements

Visun Securities Corporation will operate pursuant to SEC Rule 15c 3-3(k)(2)(i) the **Customer Protection Rule**, clearing all transactions on a fully disclosed basis. The Firm will not hold customer funds or safe keep customer securities.

VSC has met the identified provisions throughout the most recent fiscal year ending December 31, 2018.

Vish R. Naik

Vish R. Naik, Ph.D.,CFP
President

January 29, 2019

Visun Securities Corporation
December 31, 2018
Auditor Reconciliation of Net Capital and Aggregate indebtedness

There were no material differences between net capital or aggregate indebtedness as computed herein and the amount in the corresponding computation prepared by Visun Securities Corporation. and included in the Company's unaudited FOCUS report as of December 31, 2018.

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, WI 53220

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder of Visun Securities Corporation,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Visun Securities Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Visun Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Visun Securities Corporation's management is responsible for Visun Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jendrach Accounting & Professional Services, LLC

Jendrach Accounting and Professional Services, LLC
Thiensville, Wisconsin
February 1, 2019